HARD CREEK NICKEL CORPORATION
#1060-1090 West Georgia Street
Vancouver, BC V6E 3V7
Tel: 604-681-2300 Fax: 604-681-2310

MANAGEMENT INFORMATION CIRCULAR

(This document contains information as at May 23, 2008 and all amounts are in Canadian dollars, unless otherwise indicated)

GENERAL PROXY INFORMATION

This Management Information Circular is furnished to the shareholders (the “Shareholders”) of Hard Creek Nickel Corporation (the “Company”) by the board of directors of the Company in connection with the solicitation by the Company’s board of directors of proxies to be voted at the Annual and Special Meeting (the “Meeting”) of the Shareholders to be held on Friday, June 27, 2008 at 10:00 a.m. (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Voting and Revocability of Proxies

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share in the capital of the Company (“Common Shares”) that such Shareholder holds on May 23, 2008 (the “Record Date”) on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy (the “Form of Proxy”) were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed Form of Proxy must be received by the Company’s registrar and transfer agent, Pacific Corporate Trust Company, at their offices located on the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 (fax: (604) 689-8144), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation and (b) delivered either: (i) to the Company at #1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 (Attention: Mark Jarvis) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof; (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In the absence of any instructions to the contrary, the designated persons or other proxy agent named on the proxy form will cast the shareholder’s votes on any poll (ballot) for the approval of all the matters in the items set out in the Form of Proxy and in favour of:

1.	The appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company’s Auditors for the ensuing year.

2.	The authorization of the directors to fix the remuneration to be paid to the auditors.

3.	The fixing of the number of directors at four.

4.

The election of Mark Jarvis, Lyle Davis, Tom Milner and George Sookochoff as directors to hold office until the next annual general meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company’s Articles, or until such director’s earlier death, resignation or removal.

5.	The ordinary resolution approving the Company’s rolling Stock Option Plan.

6.	The ordinary resolution approving the Company’s Amended and Restated Stock Option Plan.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting. The shares represented by a Shareholder’s proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that my be called for. If the Shareholder specifies a choice with respect to any matter to be voted upon, the shares represented by that Shareholder’s proxy will be voted accordingly.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding (“non-voted shares”) will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Advice to Beneficial Holders of Common Shares

The information set out in this section is of significant importance to those Shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy or voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to

Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Common Shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instruction forms and to vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge proxy or voting instruction form cannot use that proxy or voting instruction form to vote Common Shares directly at the Meeting – the proxy or voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have their Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment and Remuneration of Auditors

Shareholders will be asked to vote for an ordinary resolution to re-appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, Vancouver, British Columbia, as the auditors of the Company until the next annual meeting of the Company and to authorize the board of directors to fix their remuneration. Dale Matheson Carr-Hilton LaBonte was formed by the merger of the accounting firms Dale Matheson Carr-Hilton and LaBonte & Company effective January 1, 2004. LaBonte & Company, Chartered Accountants, were first appointed as the auditors of the Company on June 27, 2003.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DALE MATHESON CARR-HILTON LABONTE, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS, UNLESS A SHAREHOLDER HAS

SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

Election of Directors

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or applicable corporate statutes. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the board of directors.

The Shareholders will be asked to pass an ordinary resolution to fix the number of directors of the Company at four (4). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province and Country of Ordinary Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Voting Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)	Date on Which Nominee Became a Director of the Company
MARK JARVIS (2) British Columbia, Canada President, CEO, Chairman and Director	Businessman; President and CEO of the Company from January 2004 to present; president and a director of Gemini Energy Corp. from November 1996 to January 2003; director of Ultra Petroleum Corp. from October 1996 to August 1999; broker with Pacific International Securities Ltd. from January 1991 to October 1996.	4,130,756	January 9, 2004
LYLE DAVIS (2)(3) British Columbia, Canada Director	Consultant; director of the Company from June 2004 to present; director of Condor Resources Inc. from February 2004 to present; principal of Ellardee Group Capital Inc. from June 1999 to present; general manager of Pacifico Cotton & Rayon Converters Inc. from September 2005 to September 2007; manager at Ernst & Young Corporate Finance Inc. from January 1999 to May 1999.	26,000	June 11, 2004
TOM MILNER (3) British Columbia, Canada Director	Consultant; President of Corriente Resources Inc. from October 2005 to December 2007; COO and a director of Taseko Mines Limited from July 1994 to September 2005.	10,000	October 11, 2007
GEORGE SOOKOCHOFF (3) British Columbia, Canada Director	Self employed since 1983 as a Computer and Graphics Consultant; director (August 2006 to present) and CEO (February 1, 2008 to present) of International PBX Ventures Ltd.	34,000	November 20, 2003

(1)	The information as to Common Shares beneficially owned has been provided by the respective proposed directors and nominees and is not within the Company’s knowledge.

(2)	Member of the litigation committee.

(3)	Member of the audit committee.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF A RESOLUTION TO FIX THE NUMBER OF DIRECTORS AT FOUR (4) AND TO APPOINT AS DIRECTORS, MARK JARVIS, GEORGE SOOKOCHOFF, TOM MILNER AND LYLE DAVIS. Management does not contemplate that any of the nominees will be unable to serve as a director.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders and Bankruptcies

Except as otherwise disclosed in this Information Circular, no director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

The information above was provided by the Management of the Company.

INFORMATION RESPECTING HARD CREEK NICKEL CORPORATION

Voting Shares and Principal Holders of Voting Shares

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 60,320,592 Common Shares are issued and outstanding as of the Record Date.

Only the registered holders of Common Shares who were holders as of the Record Date are entitled to vote at the Meeting. These registered holders of Common Shares will be entitled to one vote for each Common Share held on the Record Date.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs, voting securities carrying more than 10% of the voting rights attached to the issued and outstanding shares of the Company.

Executive Compensation

For the purpose of this Information Circular:

“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year.

“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year.

“Executive Officer” of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or its subsidiary who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company.

“LTIP” means a long-term incentive plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR (as defined below) plans or plans for compensation through shares or units that are subject to restrictions on resale.

“Named Executive Officers” means:

(a)	each CEO;

(b)	each CFO;

(c)

each of the Company’s three most highly compensated executive officers, other that the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; or

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

“SAR” means a stock appreciation right which is a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

SUMMARY OF COMPENSATION TABLE

Particulars of compensation paid to each Named Executive Officer in the three most recently completed financial years is set out below.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Awards
		Salary	Bonus	Other Annual Compensation(1)	Securities Under Options(2) SARs Granted	Shares or units subject to resale Restrictions	LTIP Payouts
Mark Jarvis (CEO, Chairman and President)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Brian Fiddler (CFO)	2007 2006 2005	$55,500 $42,000 $42,000	$5,000 Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Anthony Hitchins (3) (COO)	2007 2006 2005	$120,000 $120,000 $120,000	$60,000 $35,000 $12,000	Nil Nil Nil	Nil 100,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Neil Froc (4) (Executive VP)	2007 2006 2005	$150,000 $86,364 N/A	$10,000 Nil N/A	Nil Nil N/A	Nil 225,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

(1)

The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(2)	“Options” include all options, share purchase warrants and rights granted by the Company as compensation for employment services or office.

(3)	Anthony Hitchins was appointed as Chief Operating Office of the Company on January 7, 2005.

(4)	Neil Froc was appointed as Executive Vice President of the Company on June 5, 2006.

Long-Term Incentive Plan Awards

No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights

There were no options or SARs granted to the CEO, CFO or any Named Executive Officer during the most recently completed financial year.

There were no options or SARs exercised by the CEO, CFO or any Named Executive Officer during the most recently completed financial year.

The following table summarizes the exercise of Options (or SARS awarded with Options) and free standing SARS during the most recently completed financial year by each NEO and the financial year-end value of unexercised Options and SARS, on an aggregated basis.

NEO (Name )	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at the Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in-the- Money Options/SARs at the Financial Year End ($) Exercisable/Unexercisable
Mark Jarvis	N/A	N/A	1,200,000	$212,000
Brian Fiddler	N/A	N/A	150,000	$56,000
Neil Froc	N/A	N/A	300,000	$43,750
Anthony Hitchins	N/A	N/A	300,000	$62,000
Leslie Young	N/A	N/A	150,000	$35,000

Defined Benefit or Actuarial Plans

The Company does not have in place any pension or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation).

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has one wholly owned federally incorporated subsidiary, Canadian Metals Exploration Ltd., a company extra-provincially registered in the Provinces of British Columbia and Manitoba.

Other than employment agreements with Leslie Young, Anthony Hitchins and Neil Froc, the Company and its subsidiary, has no employment contracts with Named Executive Officers

There are no management functions of the Company or its subsidiary, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or its subsidiary.

Effective March 20, 2007, the Company entered into a one year employment agreement with Brian Fiddler pursuant to which Mr. Fiddler will serve as the Chief Financial Officer. The Company will pay to Mr. Fiddler a monthly salary of $5,000.00

Effective January 2007, the Company entered into a one year employment agreement with Leslie Young pursuant to which Ms. Young will serve as the Corporate Secretary. The Company will pay to Ms. Young a monthly salary of $5,000.00.

Effective February 2007, the Company entered into a one year employment agreement with Anthony Hitchins pursuant to which Mr. Hitchins will serve as the Chief Operating Officer. The Company will pay to Mr. Hitchins a monthly salary of $10,000.00.

The Company does not have in place a plan whereby any Named Executive Officer may be compensated by the Company or its subsidiaries in an amount exceeding $100,000 in the event of that Named Executive Officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or any of its subsidiaries or a change in Named Executive Officer’s responsibilities following such a change of control.

Compensation of Directors

Except as otherwise disclosed herein, during the Company’s most recently completed financial year, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

The following table summarizes the aggregate amounts paid to Directors for compensation as consultants during the most recently completed financial year:

Name of Directors	Aggregate Amount ($)
Tom Milner	$5,600.00
George Sookochoff	$82,690.00
Frank Wright	$98,688.00

During the most recently completed fiscal year, the Company granted the following incentive stock options to directors of the Company:

OPTIONS GRANTED TO DIRECTORS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Names of Directors	Number of Common Shares Underlying the Options	Date of Grant	Expiry Date	Exercise Price
Tom Milner (1)	200,000 50,000	March 27, 2007 October 10, 2007	March 27, 2012 October 10, 2012	$2.15 $2.20

(1) Mr. Tom Milner was appointed a director of the Company on October 11, 2007.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company, proposed nominees for election to the board of directors of the Company or any associates of the foregoing are or, at any time since the beginning of the most recently completed financial year, have been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is or, at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Securities Authorized for Issuance under Equity Compensation Plans

At the Company’s 2004 Annual General Meeting, the Company adopted an incentive stock option plan (in this section the “Plan”) pursuant to Policy 4.4 Incentive Stock Options of the TSX Venture Exchange. The Plan is limited to 10% of the issued and outstanding Common Shares of the Company at the time of any granting of option, thus constituting a “rolling” as opposed to a “fixed number” plan. Other information relating to the Plan can be found in the notes to the Company’s financial statements for the fiscal year ended December 31, 2007 and in the section of this Information Circular titled “Approval of Rolling Stock Option Plan.”

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,968,690	$1.86	1,427,059
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	7,968,690	$1.86	1,427,059

A copy of the Plan is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1 during normal business hours up to and including the date of the Meeting.

Corporate Governance Disclosure

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating four (4) individuals to the Company’s board of directors, Mark Jarvis, Lyle Davis, George Sookochoff and Tom Milner, all of whom are currently directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Of the Company’s current directors, all directors except Mark Jarvis are considered to be independent directors, as they have no direct or indirect material relationship with the Company.

Mark Jarvis is not considered to be an independent director as he is also an executive officer of the Company.

The operations of the Company do not support a large board, and the board has determined that the current size and constitution of the board is appropriate for the Company’s current stage of development. In the event of a conflict of interest at a meeting of the board, the conflicted director will in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Board Mandate

The board is responsible for the conduct of the Company’s affairs generally. The board is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management. The board is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also fall within the ambit of the board’s responsibilities. The board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the board created an Audit Committee which is responsible for the integrity of the Company’s internal control and management information systems.

The board is responsible for approving annual operating plans recommended by management. board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The board delegates responsibility to management for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The board believes the Company is well served and the independence of the board from management is not compromised. The board does not have, and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the board can function independently of management. The board believes that its current composition is sufficient to ensure that the board can function independently of management.

Directorships

The following table is a list of directorships in other reporting issuers held by the director(s) of the Company:

Name of Director	Name of Reporting Issuer
Lyle Davis	Condor Resources Inc.
George Sookochoff	International PBX Ventures Ltd.

Orientation and Continuous Education

Due to the size of the Company’s current board of directors, the board of directors does not have a formal process of orientation or education program for the new members of the board.

However, any new directors will be given the opportunity to (a) familiarize themselves with the Company, the current directors and members of management; (b) review copies of recently publicly filed documents of the Company, technical reports and the Company’s internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation. Directors are also given the opportunity for continuing education.

Board meetings may also include presentations by the Company’s management and consultants to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The board of directors has adopted a Code of Business Conduct and Ethics which has been distributed to its directors, officers, employees and consultants. A copy of the Code is available from the Company on written request.

Nomination of Directors

The board of directors does not currently have a Nominating Committee, and these functions are currently performed by the Board as a whole. The board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual general meeting of Shareholders. The board has determined that the configuration of four (4) directors proposed at the Meeting is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experiences.

Compensation

The directors of the Company do not receive any compensation for services rendered in their capacity as directors. The board of directors does not have a compensation committee. The compensation of the Company’s executive officers is determined by the board as a whole.

Board Committees

The board of directors has an Audit Committee, particulars of which are described below. Also, the board has a Litigation Committee which is responsible for reviewing and corresponding with legal counsel on litigation matters. The members of the Litigation Committee are Mark Jarvis and Lyle Davis.

Assessments

Due to the size of the Company’s current board of directors, the board does not formally review individual board members or committee members and their contributions. The board is of the view that the Company’s shareholders are the most important assessors of board performance and that they provide the most effective, objective assessment of the board’s performance.

Audit Committee Disclosure

The Company is a reporting company in both Alberta and British Columbia, and as a result, is subject to the requirements of NI 52-110. As such, the Company must have an Audit Committee, and establish a written charter that sets out its mandate and responsibilities.

The Charter

The Company established its Audit Committee Charter on March 19, 2004, the text of which follows:

“Overall Purpose and Objectives

  The audit committee will assist the board in fulfilling its oversight responsibilities.

  The audit committee will review the quarterly and annual financial statements, including the MD&A, prior to the presentation of the statements to the board.

  The audit committee will review the company’s internal financial reporting system and the audit process, and make recommendations to the board as required.

  In performing its duties, the committee will maintain effective working relations with the board of directors, the management, and the external auditors.

  Each committee member will obtain an understanding of the committee’s responsibilities, and their responsibilities as committee members.

Authority

  The board authorizes the audit committee, within the scope of its responsibilities, to:

1.	Seek any information it requires from any employee (and all employees are directed to co-operate with any request made by the audit committee).

2.	Ensure the attendance of company officers at meetings as appropriate.

3.	Obtain outside legal or other professional advice.

  The audit committee shall recommend to the board their choice for auditor, and the compensation of the auditor.

  The auditor shall report directly to the audit committee.

  The audit committee shall pre-approve any non-audit services to be provided by the auditor.

Organization

  The audit committee will consist of (3) members, of which (2) will be independent.

  Members will be appointed for a (1) year term.

  The chairman of the audit committee will be nominated by the board.

  A quorum for any meeting will be (2) members.

  The secretary of the audit committee will be the company secretary.

  Meetings will be held not less than (4) times a year. Special meetings may be convened as required.

  The meetings will be minuted.

  The auditor may convene a meeting if they consider it necessary.

  The auditor will be invited to at least (1) meeting a year, and invited to make presentations as required.

Roles and Responsibilities – Financial Statements

  Review the financial statements and determine whether they are complete and consistent with the information known to the committee members.

  Review the financial statements with respect to appropriate accounting principles.

  Meet with management to review the statements.

  Review the management discussion and analysis to ensure it is understandable and consistent with their knowledge of the financial statements.

Roles and Responsibilities – Annual Audit

  Review the auditor’s proposed audit scope, and ensure there are no unreasonable restrictions or limitations on the scope.

  Consider the independence of the auditor by reviewing any other services they provide the company (tax, consulting, etc.).

  Meet with management and the auditors to review the results of the audit.

  Review the performance of the auditors.

  Make recommendations to the board regarding the reappointment of the auditor.

  Meet separately with the auditor to discuss any matters that the committee or the auditors believe should be discussed privately.

  Ensure that significant findings and recommendations made by the auditors are brought to the attention of the full board.

  Ensure that management responds to the recommendations from the auditor.

Roles and Responsibilities – Other

  Ensure the board is aware of matters which may significantly impact the financial statements or affairs of the company.

  If necessary, institute special investigations and if deemed necessary, hire special counsel or experts to assist.

  Review and update the charter, and have changes approved by the board.

  Establish procedures for the confidential submission by employees with respect to questionable accounting practices.

  Establish procedures with respect to the treatment of complaints received by the company regarding accounting or auditing matters.”

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Member	Independent(1)	Financially Literate(1)
Lyle Davis	Independent	Financially literate
Tom Milner	Independent	Financially literate
George Sookochoff	Independent	Financially literate

(1) As defined in NI 52-110.

Relevant Education and Experience

All of the members of the audit committee have owned and operated their own businesses for many years and have extensive experience in assisting in the preparation of financial statements and understanding financial statements. All of them also have extensive service in serving on the board of directors of public companies.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in Section 2(g) of the Audit Committee Charter which is reproduced above.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are set out in the table below.

Financial Year Ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2007	$46,000.00	Nil	Nil	Nil
2006	$38,400.00	Nil	Nil	Nil
2005	$38,296.00	Nil	Nil	Nil

(1)	“Audit fees” means fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.
(2)

“Audit-related fees” are fees not included in the fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.

(3)	“Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Exemption

We are relying upon the exemption in section 6.1 of NI 52-110, which exempts us as a venture issuer, from the requirements of Parts 3 and 5 of that NI 52-110.

Management Contracts

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

Interest of Management and Certain Persons in Matters to be Acted Upon

Other than as disclosed elsewhere in this Information Circular, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management or the approval of the stock option plan:

(a)	any director or executive officer of the Company since the beginning of the Company’s last completed financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

Interest of Informed Persons in Material Contracts

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any director, proposed director, executive officer or Insider, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

The following amounts were paid to directors and senior officers of the company or companies related to them during the year:

	2007	2006	2005
Geological & Project Management Services	$ 456,978.00	$416,282.00	$267,428.00
Management fees	$ 109,000.00	$88,750.00	84,000.00
Consulting fees	-	$6,479.00	2,800.00
Stock based compensation	-	$295,773.00	57,936.00
	$565,978.00	$807,284.00	$412,164.00

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Rolling Stock Option Plan

At the Company’s 2004 Annual General Meeting, the Company adopted an incentive stock option plan (referred to in this section as the “Plan”) pursuant to Policy 4.4 Incentive Stock Options (the “Policy”) of the TSX Venture Exchange (the “TSXV”). The Plan permits the granting of incentive stock options to directors, officers, employees, consultants and other persons eligible to receive grants under the Plan. The purpose of the Plan is to attract, retain and motivate management, staff, consultants and other qualified individuals by providing them with an opportunity to acquire a proprietary interest in the Company and benefit from its growth.

The Plan is limited to 10% of the issued and outstanding Common Shares of the Company at the time of any granting of option, thus constituting a “rolling” as opposed to a “fixed number” plan. The Policy states that rolling stock option plans, such as the Company’s, are subject to yearly shareholder approval. Disinterested shareholder approval is required if a stock option plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in: (a) the number of shares reserved for issuance under stock options reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or (b) grants to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares.

Under a “rolling” stock option plan, any previously granted options will be deemed to be accepted into and governed by the Plan, and if any granted options expire or terminate for any reason without having been exercised in full, the unpurchased shares in respect of such options will again be available under the Plan. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the TSXV, which is currently five years for Tier 2 issuers such as the Company.

Accordingly, Shareholders will be asked to consider, and if thought fit, to approve the Plan at the Meeting, conditional upon receipt of all necessary regulatory approvals. The Company is asking Shareholders to approve the following resolution as an ordinary resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT, SUBJECT TO REGULATORY APPROVAL:

1.	the Company’s incentive stock option plan (the “Plan”) be and it is hereby approved until the next annual meeting of the Company;

2.

the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued and outstanding Common Shares in the capital of the Company as at the time of grant;

3.

the outstanding stock options which have been granted prior to the implementation of the Plan will, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4.

the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION TO APPROVE THE COMPANY’S ROLLING STOCK OPTION PLAN.

Approval of Amended and Restated Stock Option Plan

In addition to seeking the annual approval of the Plan required under the Policy, the Company is seeking approval of certain amendments to the Plan. The Company is presently listed on the TSXV and has made application to, but has not yet received approval from, the Toronto Stock Exchange (the “TSX”) to list its shares for trading on the TSX. In its current form, the Plan is in compliance with TSXV requirements for rolling stock option plans. However, the Plan does not meet all requirements of the policies of the TSX as set out in the TSX Company Manual (the “Manual”). Further, certain aspects of the TSX policies in the Manual regarding stock option plans are more permissive than the Policy. The Company wishes to benefit from the greater flexibility afforded under the TSX policies. Pursuant to Section 613 of the Manual, shareholder approval is required for amendments to stock option plans of issuers listed on the TSX. Accordingly, in anticipation of potentially listing its Common Shares on the TSX, the Company is seeking Shareholder approval of certain amendments to the Plan to reflect the TSX’s requirements (the “TSX Amendments”). As the TSX Amendments are required by the TSX, the implementation of the TSX Amendments is conditional on receipt of approval from the TSX to list the Company’s Common Shares.

The Company also wishes to make certain amendments to the Plan (the “US Amendments”), to allow for beneficial tax treatment of incentive stock options by certain eligible persons who are subject to tax in the United States. The US Amendments are not required by the TSX, and implementation of the US Amendments is not conditional on receipt of approval from the TSX to list the Company’s Common Shares. The board of directors of the Company may choose, in its discretion, to implement the US Amendments but not the TSX Amendments. The implementation of the US Amendments may be subject to approval of the TSXV.

The Plan, together with the TSX Amendments and the US Amendments, is referred to as the “Amended and Restated Plan”. The Amended and Restated Plan is attached as Schedule “A” to this Information Circular.

If approved by the Shareholders, the Amended and Restated Plan will be implemented, if at all, only upon receipt of all required regulatory and stock exchange approvals (including approval of the TSX of the listing of the Company’s Common Shares for trading on the TSX for the TSX Amendments, and approval of the TSXV, or the TSX, as applicable, for both the US Amendments and the TSX Amendments) and upon a determination by the board of directors that the implementation of the proposed amendments is in the best interest of the Company at that time. The Plan will remain in effect until such time, if at all, that the Amended and Restated Plan is implemented.

Description of the Amended and Restated Plan

The following summary is qualified in its entirety by the full text of the Amended and Restated Plan. Shareholders who desire a more complete understanding of the Amended and Restated Plan are urged to review the entire text of such plan. The Amended and Restated Plan is attached as Schedule “A” to this Information Circular.

The Amended and Restated Plan provides for the granting of stock options to purchase common shares of the Company (the “Hard Creek Options”) to directors and other persons (including employees, officers and consultants) engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more.

The Amended and Restated Plan has the following terms:

(a)

The Amended and Restated Plan will be administered initially by the Company’s board of directors. The board of directors may, in its discretion, establish a committee composed of two or more members of the board of directors to administer the Amended and Restated Plan (the board of directors or, if applicable, such committee, is referred to as the “Committee”).

(b)

No person will be eligible to receive Hard Creek Options to purchase more than 5% of the issued and outstanding Common Shares of the Company (subject to adjustment, as set out in the Amended and Restated Plan).

(c)	The number of Hard Creek Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the Company’s outstanding Common Shares.

(d)	No Hard Creek Options will be granted under the Amended and Restated Plan if the result would be:

	(i)	the number of the Company’s Common Shares reserved for issuance with respect to Hard Creek Options granted to insiders would exceed 10% of the outstanding Common Shares;

	(ii)	the issuance to insiders, within a one year period, would result in a number of the Company’s Common Shares issued to insiders exceeding 10% of the outstanding Common Shares; or

	(iii)	the issuance to any one insider, within a one year period, a number of the Company’s Common Shares that would exceed 5% of the outstanding Common Shares.

(e)	The Committee will establish the exercise price of Hard Creek Options in accordance with all applicable laws, provided that:

(i)

the per share exercise price for a Hard Creek Option that qualifies under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any Hard Creek Option granted to a “covered employee” (as defined for purposes of Section 162(m) of the Code) will not be less than the closing trading price of the Company’s Common Shares on the TSX on the last trading day preceding the date on which the

Hard Creek Option is granted (or if the Company is not then listed and posted for trading on the TSX, on such other stock exchange on which the Company’s Common Shares are listed and posted for trading as may be selected by the board of directors). In the event that the Company’s Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price will be the fair market value of the Company’s Common Shares as determined by the Committee.

(ii)

With respect to Hard Creek Options that qualify under Section 422 of the Code granted to the Company’s Shareholders holding 10% or more of the issued and outstanding Common Shares of the Company (as determined with reference to Section 424(d) of the Code), the exercise price per share will not be less than 110% of the closing trading price of the Company’s Common Shares on the TSX on the last trading day preceding the date on which the Hard Creek Option is granted (or if the Company’s Common Shares are not then listed and posted for trading on the TSX, on such other stock exchange on which the Company’s Common Shares are listed and posted for trading as may be selected by the board of directors). In the event that the Company’s Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price will be the fair market value of the Company’s Common Shares as determined by the Committee.

(iii)

Hard Creek Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur.

(iv)

With respect to Hard Creek Options (other than Hard Creek Options that qualify under Section 422 of the Code), the exercise price per share will be determined by the Committee at the time the Hard Creek Option is granted, but such price shall not be less than the closing trading price of the Company’s Common Shares on the TSX on the last trading day preceding the date on which the Hard Creek Option is granted (or if the Company’s Common Shares are not then listed and posted for trading on the TSX, on such other stock exchange on which the Company’s Common Shares are listed and posted for trading as may be selected by the board of directors). In the event that the Company’s Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Company’s Common Shares as determined by the Committee.

(f)

At the time of the grant of the Hard Creek Option, the Plan Administrator will designate, subject to the termination provisions as described below, the expiration date of the Hard Creek Option. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular Hard Creek Option, all

Hard Creek Options granted under the Plan will expire five years from the date of grant.

(g)	Hard Creek Options that have vested will terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

	(i)	the expiration of the Hard Creek Option, as designated by the Committee; or

(ii)

within 90 days of the optionee ceasing to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), except in the case of an optionee who is engaged in investor relations activity on behalf of the Company, in which case the 90 day period will be shortened to 30 days and except in the case of an optionee’s termination of employment or contractual relationship with the Company or a subsidiary of the Company for cause (as determined in the sole discretion of the Committee), in which case the Hard Creek Options will terminate immediately.

(h)

Upon the death of an optionee, any vested Hard Creek Options held by the optionee will be exercisable only by the person or persons to whom such optionee’s rights under such Hard Creek Option will pass by the optionee’s will or by the laws of descent and distribution of the optionee’s domicile at the time of death and only until such Hard Creek Options terminate as provided in the Plan.

(i)	Hard Creek Options will not be exercisable until vested.

(j)

The vesting schedule for each Hard Creek Option will be specified by the Committee at the time of grant of the Hard Creek Option; provided that if no vesting schedule is specified at the time of grant, the Hard Creek Option will vest as follows:

	(i)	on the first anniversary of the date of grant, the Hard Creek Option shall vest and will become exercisable with respect to 25% of the Common Shares to which it pertains;

	(ii)	on the second anniversary of the date of grant, the Hard Creek Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains;

	(iii)	on the third anniversary of the date of grant, the Hard Creek Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains; and

	(iv)	on the fourth anniversary of the date of grant, the Hard Creek Option will vest and will become exercisable with respect to the balance of the Common Shares to which it pertains.

(k)	Hard Creek Options granted under the Plan and the rights and privileges conferred by the Plan may not be transferred or assigned in any manner other than in accordance with the Plan.

(l)

The Committee may, subject to applicable laws, at any time, modify, amend or terminate the Plan or modify or amend Hard Creek Options granted under the Plan without shareholder approval, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations, subject to certain limitations stipulated in the Plan.

Accordingly, the Shareholders will be asked to consider, and if thought fit, to approve the Amended and Restated Plan at the Meeting, conditional upon receipt of all necessary regulatory approvals, and at the board of directors’ discretion to implement the TSX Amendments and US Amendments. The Company is asking Shareholders to approve the following resolution as an ordinary resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT, SUBJECT TO REGULATORY APPROVAL:

(a)	the amended and restated stock option plan (the “Amended and Restated Plan”) in substantially the form attached as Schedule A to this Information Circular be and it is hereby approved;

(b)

the board of directors be and is authorized and directed to make such additional changes and amendments to the Amended and Restated Plan as may be required to comply with the requirements of any stock exchange or quotation system on which the Company’s shares are listed and posted for trading, or such other amendments as the board of directors may deem necessary or desirable in its discretion, acting in the best interests of the Company;

(c)

the board of directors be and is authorized to grant options under and subject to the terms and conditions of the Amended and Restated Plan, which may be exercised to purchase up to 10% of the issued and outstanding Common Shares in the capital of the Company as at the time of grant;

(d)

the outstanding stock options which have been granted prior to the implementation of the Amended and Restated Plan will, for the purpose of calculating the number of stock options that may be granted under the Amended and Restated Plan, be treated as options granted under the Amended and Restated Plan; and

(e)

the directors and officers of the Company be and are authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

A copy of the Plan and a copy of the Amended and Restated Plan is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1 during normal business hours up to and including the date of the Meeting.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION TO AMEND AND RESTATE THE STOCK OPTION PLAN TO ALLOW FOR CERTAIN AMENDMENTS AS DETERMINED BY THE BOARD OF DIRECTORS IN ITS DISCRETION, SUBJECT TO REGULATORY REQUIREMENTS.

OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2007. Shareholders may contact the Company to request copies of financial statements and MD&A at the following address: #1060-1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of directors of the Company.

Dated at Vancouver, British Columbia, this 23rd day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS
“Mark Jarvis”
Mark Jarvis
President, CEO and Director

SCHEDULE A

To Management Information Circular of
Hard Creek Nickel Corporation dated May 23, 2008

HARD CREEK NICKEL CORPORATION

2007 AMENDED AND RESTATED STOCK OPTION PLAN

1.	PURPOSE

1.1

The purpose of the Stock Option Plan (the “Plan”) of Hard Creek Nickel Corporation, a British Columbia company (the “Company”), is to advance the interests of the Company by encouraging the directors, officers, employees, consultants and management company employees of the Company to acquire common shares (the “Common Shares”) in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

1.2

For the purposes of Eligible Employees (as defined below) who are subject to tax in the United States, stock options granted under this Plan that qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), are referred to in this Plan as “Incentive Stock Options”. Stock options that do not qualify under Section 422 of the Code are referred to in this Plan as “Non-Qualified Stock Options”. Incentive Stock Options, Non-Qualified Stock Options and stock options granted to non-United States residents under this Plan are referred to collectively as “Options”.

1.3

This Plan will at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable Canadian federal and provincial, and United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the “Applicable Laws”).

2.	ADMINISTRATION, GRANTING OF OPTIONS AND ELIGIBILITY

2.1

The Plan will be administered by the Board of Directors of the Company or, if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company, subject to approval by the Board of Directors of the Company (such committee or, if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board of Directors.

2.2

If and so long as the Common Shares of the Company are registered under Section 12(b) or 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board will consider in selecting the Committee and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding:

(a)	“outside directors” as contemplated by Section 162(m) of the Code; and

(b)	“Non-Employee Directors” as contemplated by Rule 16b-3 under the Exchange Act.

2.3

Incentive Stock Options may be granted to any individual who, at the time the Incentive Stock Option is granted, is a Director or Service Provider of the Company or any Related Corporation (as defined below) (“Eligible Employees”) subject to tax in the United States.

2.4

As used in this Plan, the term “Related Corporation” will mean any corporation (other than the Company) that is a “Subsidiary Corporation” of the Company, as that term is defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

2.5	As used in this Plan, the term “Service Provider” will be as that term is defined in section 613(b) of Part VI of The Toronto Stock Exchange (“TSX”) Company Manual (the “Manual”).

2.6

Non-Qualified Stock Options may be granted to Eligible Employees, consultants, and to such other persons (other than Directors subject to tax in the United States) who are not Eligible Employees as the Committee will select, subject to any Applicable Laws.

2.7

No person will be eligible to receive Options to purchase more than 5% of the issued and outstanding Common Shares (subject to adjustment as set forth in Section 13 of this Plan). The number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Common Shares. Any person to whom an Option is granted under this Plan is referred to as an “Optionee”. Any person who is the owner of an Option is referred to as a “Holder”.

3.	SHARES SUBJECT TO PLAN

3.1

Subject to adjustment as provided in Section 13 of this Plan, the shares to be offered under the Plan will consist of authorized but unissued Common Shares of the Company. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan will not exceed an amount equal to 10% of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis). If any Option granted hereunder will expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto will again be available for the purpose of this Plan.

3.2	No Options will be granted under the Plan if the result at any time would be:

(a)

the number of Common Shares reserved for issuance with respect to options granted to Insiders (as defined under Applicable Laws) would exceed ten percent (10%) of the issued and outstanding Common Shares;

(b)	the issuance to Insiders, within a one year period, would result in a number of Common Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Common Shares; or

(c)	the issuance to any one Insider, within a one year period, a number of Common Shares that would exceed five percent (5%) of the issued and outstanding Common Shares.

4.	TERMS AND CONDITIONS OF OPTIONS

4.1

Each Option granted under this Plan will be evidenced by a written agreement approved by the Committee (the “Agreement”). Agreements may contain such provisions, not inconsistent with this Plan, as the Committee in its discretion may deem advisable. All Options also will comply with the following requirements:

	(a)	Number of Shares and Type of Option

Each Agreement will state the number of Common Shares to which it pertains and, for Optionees subject to tax in the United States, whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option, provided that:

(i) in the absence of action to the contrary by the Committee in connection with the grant of an Option, all Options will be Non-Qualified Stock Options;

(ii)

the aggregate fair market value (determined at the Date of Grant, as defined below) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an Optionee subject to tax in the United States during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Company, a Related Corporation or a predecessor company) will not exceed U.S.$100,000, or such other limit as may be prescribed by the Code as it may be amended from time to time (the “Annual Limit”); and

(iii) any portion of an Option which exceeds the Annual Limit will not be void but rather will be a Non-Qualified Stock Option.

	(b)	Date of Grant

Each Agreement will state the date the Committee has deemed to be the effective date of the Option for purposes of this Plan (the “Date of Grant”).

	(c)	Option Price

Each Agreement will state the price per Common Share at which it is exercisable. The exercise price of the Common Shares covered by each Option will be determined by the Committee in accordance with Applicable Laws; provided that:

(i) the per share exercise price for an Incentive Stock Option or any Option granted to a “covered employee” as such term is defined for purposes of

Section 162(m) of the Code (“Covered Employee”) will not be less than the closing trading price of the Common Shares on the TSX or any stock exchange or quotation system on which the Company’s shares are traded on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee;

(ii)

with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Company (as determined with reference to Section 424(d) of the Code), the exercise price per share will not be less than one hundred ten percent (110%) of the closing trading price of the Common Shares on the TSX on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee;

(iii)

Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur; and

(iv)

with respect to Non-Qualified Stock Options, the exercise price per share will be determined by the Committee at the time the Option is granted, but such price will not be less than the closing trading price of the Common Shares on the TSX on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee.

The persons described in clauses (i) through (iii), above, will constitute all of the persons who are entitled to receive Incentive Stock Options under this Plan.

5.	VESTING

5.1

No Option will be exercisable until it has vested. The Committee may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist. The vesting of one or more outstanding Options may be accelerated by the Committee at such times and in such amounts as it will determine in its sole discretion.

5.2	If no vesting schedule is specified at the time of grant, the Option will vest as follows:

(a) on the first anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to 25% of the Common Shares to which it pertains;

(b) on the second anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains;

(c) on the third anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains; and

(d) on the fourth anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to the balance of the Common Shares to which it pertains.

6.	MAINTENANCE OF SUFFICIENT CAPITAL

6.1	The Company will at times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7.	PARTICIPATION

7.1

The Committee will determine to whom Options will be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options will be granted and the number of shares to be subject to each Option.

7.2

An individual who has been granted an Option may, if he is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee will so determine.

8.	DURATION OF OPERATION

8.1

Each Option and all rights thereunder will be expressed to expire on the date set out in the Agreements and will be subject to earlier termination as provided in Clauses 11 and 12. In the absence of action to the contrary by the Committee in connection with the grant of a particular Option, all Options granted under this Plan will expire five (5) years from the Date of Grant.

9.	OPTION PERIOD, CONSIDERATION AND PAYMENT

9.1

The term of each Option (the “Option Period”) will be a period of time fixed by the Committee, not to exceed the maximum period permitted by any stock exchange or quotation system on which the Common Shares are then listed or other regulatory body having jurisdiction, which maximum period is presently five (5) years from the Date of Grant, provided that the Option Period will be reduced with respect to any Option as provided in Clauses 11 and 12.

9.2	Except as set forth in Clauses 11 and 12, no Option may be exercised unless it has vested and the Optionee is, at the time of such exercise, a director, officer, employee or consultant of the Company.

9.3

The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft (or any other payment mechanism approved by the Committee at the time of exercise) for the full purchase price of such shares with respect to which the Option is exercised and upon the Company being satisfied that any tax withholding obligations associated with such an exercise have been fulfilled.

9.4

No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

10.	SECURITIES REGULATION AND TAX WITHHOLDING

10.1

Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all Applicable Laws. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Options or shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Options or shares.

10.2

As a condition to the exercise of an Option, the Committee may require the Holder to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee may also require such other documentation as may from time to time be necessary to comply with federal, provincial or state securities laws. THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE SHARES OF STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS.

10.3

The Holder shall pay to the Company by certified check or bank money order, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes that the Committee, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of Common Shares acquired upon exercise of an Option or otherwise related to an Option or Common Shares acquired in connection with an Option. Upon approval of the Committee, and subject to regulatory approval, a Holder may satisfy such obligation by complying with such payment mechanism approved by the Committee from time to time.

10.4

The issuance, transfer or delivery of certificates representing Common Shares pursuant to the exercise of Options may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of the federal, provincial and state securities laws and the withholding provisions under Applicable Laws have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in Subsection 10.3 above.

11.	CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

11.1

If an Optionee will cease to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), he may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of an Optionee who is engaged in investor relations activity on behalf of the Company, the 90 day period referenced herein will be shortened to 30 days, and in the case of an Optionee’s termination of employment or contractual relationship with Hard Creek or a subsidiary of Hard Creek for cause (as determined in the sole discretion of the Committee), in which case the Hard Creek Options will terminate immediately.

11.2

Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, will as such confer upon any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate.

12.	DEATH OF AN OPTIONEE

12.1	In the event of the death of an Optionee, the Option previously granted to him will be exercisable only within the 12 months next succeeding such death and then only:

(a) by the person or persons to whom the Optionee’s rights under the Option will pass by the Optionee’s will or the laws of descent and distribution of the Optionee’s domicile at the time of death; and

(b) if and to the extent that he was entitled to exercise the Option at the date of his death.

13.	ADJUSTMENTS

13.1

Appropriate adjustments in the number of common shares optioned and in the Option price per share, as regards, Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Company resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

14.	TRANSFERABILITY

14.1

All benefits, rights and Options accruing to the Optionee in accordance with the terms and conditions of the Plan will not be transferable or assignable unless specifically provided herein. During the lifetime of an Optionee any benefits, rights and Options may only be exercised by the Optionee.

15.	AMENDMENT AND TERMINATION OF PLAN

15.1

The Committee may, at any time, suspend or terminate the Plan. The Board of Directors may, subject to such approvals as may be required under the rules of any stock exchange or which the common shares are then listed or other regulatory body having jurisdiction or any applicable securities laws, also at any time amend or revise the terms of the Plan, provided that no such amendment or revision will alter the terms of any Options granted under the Plan prior to such amendment or revision.

15.2

Notwithstanding the foregoing, the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Optionees and the Committee may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

15.3	Termination of this Plan will not terminate any Option granted prior to such termination.

16.	NECESSARY APPROVALS

16.1

The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company, any regulatory authority or stock exchange having jurisdiction over the securities of the Company. So long as it remains a policy of the TSX, or such other stock exchange or quotation system on which the Company’s shares are listed and posted for trading, the Company will obtain Disinterested Shareholder approval for any reduction in the exercise price of the Option if the Optionee is an Insider of the Company at the time of the proposed amendment. The terms “Disinterested Shareholder” and “Insider” will have the meanings as defined for those terms in the Applicable Laws. If any shares cannot be issued to the Optionee for whatever reason, the obligation of the Company to issue such shares will terminate and any Option exercise price paid to the Company will be returned to the Optionee.

17.	INDEMNIFICATION OF COMMITTEE

17.1

In addition to all other rights of indemnification they may have as members of the Board of Directors, members of the Committee shall be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorneys’ fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Company), except to the extent that such expenses relate to matters for which it is adjudged that such Committee member is liable for wilful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Committee member involved therein shall, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same

18.	PRIOR PLANS

18.1	The Plan will entirely replace and supersede any prior share option plans, if any, enacted by the Board of Directors of the Company or its predecessor corporations.

19.	EFFECTIVE DATE OF PLAN

19.1

The Plan has been adopted by the Board of Directors subject to the approval of any stock exchange on which the shares of the Company are to be listed or other regulatory body having jurisdiction and approval of the shareholders and, if so approved, the Plan will become effective upon such approvals being obtained.